UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission Filing Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 1, 2017, the Board of Directors (the “Board”) of Canada Goose Holdings Inc. (or the “Company”) appointed John Davison to the Board. The Board also appointed Mr. Davison to the Audit Committee of the Board. The Board determined that Mr. Davison is an independent director in accordance with applicable NYSE listing rules and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and a “financial expert” as defined under the applicable rules and regulations of the SEC. Mr. Davison will be compensated for his service as a director in accordance with a letter agreement dated May 1, 2017. Mr. Davison has also entered into the Company’s standard indemnification agreement.

The Company put out the following release regarding Mr. Davison’s appointment:

TORONTO—(BUSINESS WIRE)—Canada Goose today announced the appointment of John Davison as an independent member to the company’s Board of Directors and member of the Audit Committee, effective immediately.

A seasoned financial executive with a wealth of international experience, John Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc., the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. In addition to managing the group’s financial activities, John oversees the company’s information systems and technology area.

“Canada Goose is a globally recognized and respected brand with an authentic heritage and a solid strategic outlook,” said Davison. “I am honoured to join this winning team and to be a part of Canada Goose’s exciting future.”

Prior to joining Four Seasons Holdings Inc., John spent four years as a member of the Audit and Business Investigations Practice at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China. John has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988.

“An accomplished leader, John has a strong understanding of the global luxury marketplace. We are confident he will add great value to our Board of Directors and that Canada Goose will benefit from his strategic insights and guidance,” said Dani Reiss, President & CEO and Chairman of Canada Goose.

About Canada Goose Inc.

Founded in a small warehouse in Toronto, Canada 60 years ago, Canada Goose has grown into a global outerwear brand. Canada Goose is a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. The Company’s jackets are sold in 36 countries around the world, including in two owned retail stores and four e-commerce stores.

Contacts

Jessica Liddell, 203-682-8208

Jessica.liddell@icrinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ John Black
	Name:	John Black
	Title:	Chief Financial Officer
Date: May 16, 2017